

May 17, 2013

<u>Via E-mail</u>
Mr. Steven W. Berglund
President and Chief Executive Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, California 94085

  Re: Trimble Navigation Limited
     Form 10-K for the Fiscal Year Ended December 28, 2012
     Filed February 25, 2013
     File No. 1-14845

Dear Mr. Berglund:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin L. Vaughn

          Kevin L. Vaughn
          Accounting Branch Chief